BOSTON THERAPEUTICS, INC.
33 SOUTH COMMERCIAL STREET
MANCHESTER, NH 03101

November 18, 2011

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Boston Therapeutics, Inc. Request to Withdraw Post-Effective Amendment to Registration Statement on Form S-1 (File No. 333-164785) Filed April 15, 2011

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Boston Therapeutics, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Post Effective Amendment to the Registration Statement on Form S-1/A (File No. 333-164785), together with all exhibits and amendments thereto (collectively, the “Post Effective Amendment”) and the underlying registration statement on Form S-1 to which it refers (the “Registration Statement”). The Post Effective Amendment was originally filed with the Commission on April 15, 2011, amending the Registration Statement which was initially filed on February 8, 2010 and declared effective by the Commission on October 15, 2010. The Post Effective Amendment was not declared effective by the Commission under the Securities Act.

 The Registrant has determined not to pursue the offering to which the Registration Statement and Post Effective Amendment relate. The Registrant confirms that no securities have been sold pursuant to either the Post Effective Amendment or the Registration Statement.  The Registrant believes that withdrawal of the Post Effective Amendment and Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.   Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement and Post-Effective Amendment as soon as possible.  The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c) to the extent the Registrant may rely upon such rule.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement and Post-Effective Amendment be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this application for withdrawal, please contact David Dryer of Seyfarth Shaw LLP, at (617) 946-4856 or Mark Katzoff of Seyfarth Shaw LLP at (617) 946-4887.

Thank you for your time and attention to this matter.

Very truly yours,

/s/ David Platt
David Platt
Chief Executive Officer